UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008
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Golar LNG Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]         No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated January 22, 2008.

Exhibit   99.1

NOTIFICATION OF SHARE REPURCHASE

Golar LNG Limited (“Golar”) announces that in connection with the total return swap (“TRS” or “equity swap”) it has entered into, as announced on January 21, 2008, Golar has acquired a further 30,800 of its own shares with respect to the share buyback announced on November 29, 2007. The shares were acquired at an average price of Nok 99.82 (approximately USD 18.1). The swap has a term of 6 months.

After this transaction Golar holds a total of 400,000 shares in its own right together with the 200,000 shares in connection with the equity swap noted above.

Golar LNG Limited
Hamilton, Bermuda.
January 22 2008.

Contacts:
Golar Management (UK) Ltd +44 (0) 207 517 8600
Gary Smith, CEO
Graham Robjohns, CFO

Golar LNG Limited
(Registrant)

By: /s/ Graham Robjohns
Graham Robjohns Chief Financial Officer

Dated: January 22, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)

Date: January 28, 2008	By: /s/ Graham Robjohns
Graham Robjohns Chief Financial Officer

SK 03849 0004 849660